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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          Transnational Re Corporation
    ------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    893779108
                       ----------------------------------
                                 (CUSIP Number)

                                Sanford M. Kimmel
                                PXRE Corporation
             399 Thornall Street, Fourteenth Floor, Edison, NJ 08837
                                 (908) 906-8100

  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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 CUSIP NO.      893779108             13D               PAGE  2    OF   57 PAGES
             ---------------                                 ----      ---

- -----------------------------------------------                    ------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION   NO. OF ABOVE  PERSON

          PXRE Corporation (06-1183996)
- -------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE  BOX IF A  MEMBER OF A GROUP*                                               (a) [ ]
                                                                                                            (b) [ ]

- -------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


- -------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

            PF, OO

- -------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT  TO ITEMS 2(d) or (e)              [ ]


- -------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP  OR PLACE OF ORGANIZATION

          Delaware

- -------------------------------------------------------------------------------------------------------------------

                  7      SOLE VOTING  POWER
    NUMBER OF
                           1,535,948
     SHARES       -------------------------------------------------------------------------------------------------

  BENEFICIALLY    8      SHARED VOTING  POWER

    OWNED BY      -------------------------------------------------------------------------------------------------

      EACH        9      SOLE DISPOSITIVE  POWER

    REPORTING              1,535,948
                  -------------------------------------------------------------------------------------------------
     PERSON
                  10     SHARED DISPOSITIVE  POWER
      WITH
                  -------------------------------------------------------------------------------------------------


- -------------------------------------------------------------------------------------------------------------------

11        AGGREGATE  AMOUNT  BENEFICIALLY   OWNED BY EACH  REPORTING PERSON

                       1,535,948
- -------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES  CERTAIN  SHARES*


- -------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

                       22.3%
- -------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                       HC, CO
- -------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                      13D               PAGE  3    OF   57 PAGES
                                                             ----      ---



        The statement on Schedule 13D (the "Schedule 13D") filed with the
Securities and Exchange Commission (the "Commission") on November 12, 1993 by
PXRE Corporation ("PXRE"), formerly known as Phoenix Re Corporation, was amended and restated by Amendment No. 1 to the Schedule 13D filed with the Commission on May 10, 1996. Amendment No. 1 to the Schedule 13D is hereby amended by this
Amendment No. 2 to the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in Amendment No. 1 to the
Schedule 13D.


Item 4. Purpose of the Transaction

        Item 4 is hereby amended and supplemented by the following information:

        On August 22, 1996, the Company and PXRE, pursuant to the recommendations of the Board of Directors of the Company, and a special committee comprised of its independent directors, and the Board of Directors of PXRE, respectively, entered into a definitive Agreement and Plan of Merger (the
"Merger Agreement"). Pursuant to the Merger Agreement, the Company will merge with and into PXRE, after which the Company will cease to exist, and PXRE will continue as the surviving corporation (the "Merger"). A copy of the Merger
Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

        Under the Merger Agreement, each share of Common Stock of the Company will be exchanged for 1.0575 shares of PXRE common stock and cash in lieu of fractional shares.

        The transaction is subject to stockholder and regulatory approval and certain other conditions and is expected to close in the fourth quarter of 1996.

        Except as set forth above, and except as described in the related press release issued jointly by PXRE and the Company on August 22, 1996, attached hereto as Exhibit 8 and incorporated herein by reference, PXRE presently has no plans or proposals with respect to any matter set forth in Items 4(a) through 4(j) of Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 is hereby amended and supplemented by the following information:

        The information contained in Item 4 of this Amendment No. 2 to the
Schedule 13D is incorporated herein by reference. Except for the Merger
Agreement and other than as described in this Item 6, PXRE has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.


Item 7. Material to be Filed as Exhibits

Exhibit 7 -- Agreement and Plan of Merger, dated as of August 22, 1996, between the Company and PXRE.

Exhibit 8 -- Press Release, dated August 22, 1996.


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                                      13D               PAGE  4    OF   57 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned, by its duly authorized officer, certifies that the information set forth in this statement is true, complete and correct.


                                          PXRE CORPORATION


Date: August 22, 1996                     By:  /s/ Gerald L. Radke
                                               -------------------------------
                                               Gerald L. Radke
                                               Chairman of the Board, President
                                                 and Chief Executive Officer



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                                      13D               PAGE  5    OF   57 PAGES
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                                  EXHIBIT INDEX




               EXHIBIT                             DESCRIPTION                  SEQUENTIALLY NUMBERED PAGE
               -------                             -----------                  --------------------------
                 7                    Agreement and Plan of Merger, dated as                6
                                      of August 22, 1996, between
                                      Transnational Re Corporation and PXRE
                                      Corporation
                 8                    Press Release, dated August 22, 1996                  57





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